Filed by Monmouth Real Estate Investment Corporation
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company:  Monmouth Real Estate Investment Corporation
Commission File No.:  001-33177
Date:  May 11, 2021

The following communication was made available by Monmouth Real Estate Investment Corporation ("Monmouth") to its tenants on May 11, 2021

Dear [Tenant / INSERT CUSTOMARY GREETING],

As an important tenant of ours, we are pleased to share some exciting news regarding the future of Monmouth. We have agreed to combine with Equity Commonwealth to create a bigger, better organization to serve you.

As you may know, Equity Commonwealth is an internally managed and self-advised real estate investment trust based in Chicago. We strongly believe that Equity Commonwealth is the right partner for Monmouth, and that this transaction offers a unique opportunity to build on our existing portfolio to create a preeminent industrial REIT, with a best-in-class portfolio of assets. We are confident that our tenants will benefit from this transaction and the company’s expanded strength, diversification, and capabilities.

At this time, what is most important for you to know is that your relationship with us is not expected to change. While the combined company will be led by Equity Commonwealth’s existing senior management team, including Sam Zell as Chairman, we expect that all employees of Monmouth will be offered the opportunity to join the combined company (with the exception of our CEO Mike Landy and Chairman Eugene Landy). Following the close, we expect that Mike Landy will be available to assist Equity Commonwealth.  We are looking forward to bringing together our teams, who share similar core values centered on serving our tenants and strong track records, to realize the long-term value and benefits that this combination will deliver.

In terms of next steps, we expect the transaction to close during the second half of calendar 2021, subject to customary closing conditions, including approval by the common shareholders of both Equity Commonwealth and Monmouth. Until then, we will continue to operate as two independent companies and it is business as usual.

Importantly, we do not expect this announcement to have any impact on day-to-day operations at our properties. Your lease and points of contact will remain the same. We are committed to keeping you informed, and we will contact you directly if we have any updates to share. As always, if you have any questions, please feel free to contact me or your usual contact.

On behalf of our team, thank you for your continued support. We value our relationship and look forward to continuing to serve you.

Sincerely,
MONMOUTH REAL ESTATE INVESTMENT CORPORATION

Allison Viscardi
Vice President of Property Management

Forward-Looking Information

Some of the statements contained in this communication constitute forward-looking statements within the meaning of the federal securities laws, including, but not limited to, statements regarding consummating the proposed merger (the "Merger") and the timing thereof. Any forward-looking statements contained in this communication are intended to be made pursuant to the safe harbor provisions of Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements relate to expectations, beliefs, projections, future plans and strategies, anticipated events or trends and similar expressions concerning matters that are not historical facts. In some cases, you can identify forward-looking statements by the use of forward-looking terminology such as “may,” “will,” “should,” “expects,” “intends,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” or the negative of these words and phrases or similar words or phrases which are predictions of or indicate future events or trends and which do not relate solely to historical matters. You can also identify forward-looking statements by discussions of strategy, plans or intentions.

The forward-looking statements contained in this communication reflect Monmouth’s current views about future events and are subject to numerous known and unknown risks, uncertainties, assumptions and changes in circumstances regarding Monmouth and Equity Commonweath ("EQC") that may cause actual results to differ significantly from those expressed in any forward-looking statement, including, without limitation, (i) inability to complete the proposed Merger because, among other reasons, one or more conditions to the closing of the proposed Merger may not be satisfied or waived; (ii) uncertainty as to the timing of completion of the proposed Merger; (iii) potential adverse effects or changes to relationships with Monmouth’s and/or EQC’s tenants, employees, service providers or other parties resulting from the announcement or completion of the proposed Merger; (iv) the outcome of any legal proceedings that may be instituted against the parties and others related to the Merger Agreement; (v) possible disruptions from the proposed Merger that could harm Monmouth’s or EQC’s respective business, including current plans and operations; (vi) unexpected costs, charges or expenses resulting from the proposed Merger; (vii) uncertainty of the expected financial performance of EQC following completion of the proposed Merger, including the possibility that the benefits anticipated from the proposed Merger will not be realized or will not be realized within the expected time period; (viii) legislative, regulatory and economic developments; and (ix) unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism, outbreak of war or hostilities and epidemics and pandemics, including COVID-19, as well as Monmouth’s or EQC’s management’s response to any of the aforementioned factors. Monmouth does not guarantee that the merger and events described will happen as described (or that they will happen at all).  For a further discussion of other factors that could cause Monmouth’s future results to differ materially from any forward-looking statements, see the section entitled “Risk Factors” in Monmouth’s most recent Annual Report on Form 10-K and in its Quarterly Reports on Form 10-Q for subsequent quarters.

While forward-looking statements reflect Monmouth’s good faith beliefs, they are not guarantees of future performance. Monmouth disclaims any obligation to publicly update or revise any forward-looking statement to reflect changes in underlying assumptions or factors, of new information, data or methods, future events or other changes.

Participants in the Solicitation

 Monmouth and certain of its directors and executive officers and other employees may be deemed to be participants in the solicitation of proxies from Monmouth’s stockholders in connection with the proposed Merger under the rules of the SEC. Investors may obtain information regarding the names, affiliations and interests of directors and executive officers of Monmouth in Monmouth’s Annual Report on Form 10-K for Monmouth’s fiscal year ended September 30, 2020, which was filed with the SEC on November 23, 2020, as well as in its other filings with the SEC. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Solicitation Statement/Prospectus and other relevant materials to be filed with the SEC in respect of the proposed Merger when they become available.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Additional Information and Where to Find It

In connection with the proposed Merger, Monmouth intends to file a joint proxy/solicitation statement with the U.S. Securities and Exchange Commission (“SEC”), which will be sent to the common stockholders of Monmouth seeking their approval of the Merger and the common stockholders of EQC seeking their approval of the issuance of EQC common stock in connection with the Merger (the “Solicitation Statement/Prospectus”).  Monmouth and EQC may also file other documents regarding the proposed Merger with the SEC. This communication is not intended to be, and is not, a substitute for such filings or for any other document that Monmouth and/or EQC may file with the SEC in connection with the Merger. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE ENTIRE SOLICITATION STATEMENT/PROSPECTUS, WHEN IT BECOMES AVAILABLE, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT MONMOUTH, EQC, AND THE PROPOSED MERGER. Investors and security holders will be able to obtain free copies of the Solicitation Statement/Prospectus and other documents filed with the SEC by Monmouth, when they become available, through the website maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the Solicitation Statement/Prospectus and other documents filed with the SEC on Monmouth’s website at www.mreic.reit.